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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *38937*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *01/01/2004* AND ENDING *12/31/2004*

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Quayle, Robert Allen (DBA)

NAME OF BROKER-DEALER: *QUAYLE & CO. SECURITIES*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1063 W. HILL RD. SUITE G

(No. and Street)

FLINT   *MI*   *48507*

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. QUAYLE   *(810) 238-5000*

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMORCH, LEONARD D.

(Name – *if individual, state last, first, middle name*)

4007 PINE RIDGE CT. FENTON, MI 48430

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Robert A. Quayle_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Quayle & Co. Securities , as

of _12/31/_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Robert Quayle

Signature

Principal

Title

Linda J. Party

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD D. SMORCH
Certified Public Accountant

4007 Pine Ridge Ct
Fenton, MI 48030
(810) 241-2820

INDEPENDENT AUDITOR'S REPORT

To the Owner of Quayle & Co. Securities:

I have audited the statements of financial condition of Quayle & Co. Securities (a Michigan proprietorship) as of December 31, 2004 and 2003, and the related statements of earnings, owner's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quayle & Co. Securities at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Flint, Michigan
February 21, 2005

1

QUAYLE & CO SECURITIES
BALANCE SHEET, December 31, 2004 and 2003

	Year Ended December 31,	
	2004	2003

ASSETS

	2004	2003
Current assets:		
Cash	$ 7,980	$ 2,629
Marketable securities, at fair value	9,603	8,211
Commissions receivable (Note B)	13,209	6,550
Deposits or reserves, broker/ dealer (Note C)	1,218	1,218
Total current assets	32,010	18,608
Property and equipment, net (Note D)	1,579	1,895
	$33,589	$20,503

LIBILITIES AND OWNER'S CAPITAL

	2004	2003
Current liabilities:		
Accounts payable	$ 594	$ 628
Owner's capital	32,995	19,875
	$33,589	$20,503

The accompanying notes are an integral
part of the financial statements

QUAYLE & CO. SECURITIES
STATEMENT OF EARNINGS
for the years ended December 31, 2004 and 2003

| | Year Ended December 31, | |
	2004	2003
Revenues:		
Security commissions	$ 1,324	$ 978
Other commissions	92,425	77,621
Investment advisory fees	84,195	45,784
Gain on sale of stock	786	252
Interest and dividends	197	233
	178,927	124,868
Expenses:		
Communications, occupancy and equipment rental	10,244	10,545
Regulatory fees and expenses	1,955	2,716
Other operating expenses	13,006	19,652
	25,205	32,913
Net earnings from operations	$153,722	$ 91,955

The accompanying notes are an integral
part of the financial statements

3

QUAYLE & CO. SECURITIES
STATEMENT OF OWNER'S CAPITAL
for the year ended December 31, 2004 and 2003

	Year Ended December 31, 2004	2003
Balance at beginning of year	$ 19,875	$ 26,323
Net earnings	153,722	91,955
Comprehensive income:		
Unrealized gain (loss) on marketable securities	498	1,847
Capital withdrawals by owner	(141,100)	(100,250)
Balance at end of year	$ 32,995	$ 19,875

The accompanying notes are an integral
part of the financial statements

4

QUAYLE & CO. SECURITIES
STATEMENT OF CASH FLOWS
for the years ended December 31, 2004 and 2003

| | Year Ended December 31, | |
	2004	2003
Cash flows from operating activities:		
Net earnings	$153,722	$ 91,955
Noncash items included in earnings:		
Depreciation	315	315
(Gain) loss on sale of marketable securities	(786)	(252)
	153,251	92,018
(Increase) decrease in operating receivable	(6,659)	2,186
Increase (decrease) in operating payable	(34)	231
Cash provided by operating activities	146,558	94,435
Cash flows from (payment of) financing activities:		
Acquisition of capital assets	-0-	-0-
Owner's capital withdrawals	(141,100)	(100,250)
Deposit, broker/dealer	-0-	-0-
Cash used for financing activities	(141,100)	(100,250)
Cash flows from investing activity:		
Purchase of marketable securities	(1,622)	(561)
Proceeds from sale of marketable securities	1,515	252
Cash from investing activities	(107)	(309)
Increase (decrease) in cash	5,351	(6,124)
Cash at beginning of year	2,629	8,753
Cash at end of year	$ 7,980	$ 2,629

The accompanying notes are an integral
part of the financial statements

5

NOTES TO FINANCIAL STATEMENTS

A. **Summary of Significant Accounting Policies:**

The company, a proprietorship, is a securities broker-dealer in mutual funds and limited partnerships. The Company as well as its contracted agents are required to be licensed by the National Association of Securities Dealers (NASD). The Securities and Exchange Commission empowered NASD with the authority to license and regulate all broker-dealers and agents.

In addition the Company has entered into a "Carrying Agreement" which allows the licensed owner to sell listed stocks and bonds through Cantella & Co.

No customer transactions flow through the Company records. All customers make their investments payable directly to the respective mutual fund or limited partnership. Listed stock and bond investments are made payable directly to Cantella & Co.

Related commissions are recorded upon Company approval of each transaction, generally by the third business day following the transaction date. Commission income and related expenses for transactions executed, but not yet settled, were not material.

Furniture and equipment was purchased in 2001. The straight-line method over eight years was used beginning with year 2002.

Income taxes have not been provided in the accompanying financial statements because earnings are not taxable to the Company as such, but are includable in the individual tax return of the owner.

B. **Commissions Receivable and Payable:**

The commissions receivable from investment companies represent balances resulting from normal cash transactions. Commissions receivable are recorded at the time of the transaction approval. There were only commissions receivable at December 31, 2004 and 2003. Investments owned by customers are not reflected in the financial statements. The Company had no agents in 2004 or 2003, so there are no commissions payable.

6

NOTES TO FINANCIAL STATEMENTS, CONTINUED

C. **Deposits or Reserves, Broker-Dealer:**

The Company has entered into a "Carrying Agreement" with Cantella & Co for security transactions which include listed stocks and bonds. Under the terms of this agreement, no deposit is required. The current "Carrying Agreement" may be terminated by either party, with or without cause by a 30 day written notice. A reserve, a requirement of one mutual fund in case a transaction is later reversed, amounts to $1,218 for 2004, and $1,218 for 2003.

D. **Property and Equipment:**

The major class of property and equipment is as follows:

	2004	2003
Furniture and Equipment	$5,517	$5,517
Less: Accumulated Depreciation	3,938	3,622
	$1,579	$ 1,895

E. **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-1), which requires the maintenance of minimum net capital. The Company deals in mutual funds and limited partnerships and is required to maintain a minimum net capital of $5,000. NASD requires that the net capital not fall below 120 percent of the required minimum or $6,000. The Company's net capital at December 31, 2004 and 2003 is as follows:

	2004	2003
Owner's Capital	$32,995	$19,875
Less:		
Furniture and Equipment	(1,579)	(1,895)
Haircut on cash, Brokers	(151)	(138)
Haircut on Securities	(1,440)	(1,232)
Reserves, Broker-Dealer	(1,218)	(1,218)
Net Capital	$28,607	$15,392

7

F. **Comprehensive Income:**

In 2004, the unrealized gain related to the fair value of the marketable securities on the balance sheet has been shown as comprehensive income, and is included in the Statement of Owner's Capital. The following reflects the activity during 2004 and 2003.

	Unrealized Gains on Securities	
	2004	2003
Beginning balance	$ 537	$(1,310)
Current period change	498	1,847
Ending balance	$ 1,035	$ 537

Requirements Under Rule 15c3-1 and 15c3-3

1. Computation of Net Capital:

    There is an immaterial difference between the computation of
    net capital disclosed in Note E of the audited financial
    statements and the net capital requirement as reported by the
    Proprietorship in Part IIA of Form X-17A-5 as of December 31,
    2004. There was a net decrease in capital of $555 due to the
    recording of accounts payable at December 31, 2004. As
    previously reported, there was an immaterial difference in the
    year ended December 31, 2003 of $47 net decrease in capital
    due to the recording of accounts payable.

2. Computation of 15c3-3 Reserve Requirements:

    Quayle & Co. Securities does not hold any customer securities.
    As stated in Note A, no customer transactions flow through the
    Company records.

3. Material Inadequacies:

    The audit conducted in accordance with generally accepted
    auditing standards did not disclose any material inadequacies
    although all accounts payable were not properly recorded at
    year end. In reviewing January, 2005 cash expenses, it
    appeared that some invoices did not arrive in a timely manner
    to be included in Form X-17A-5 computation. In the future, the
    owner will try to get that information on a timely basis.

    The owner recorded commissions received subsequent to year-end
    as commissions receivable at December 31, 2004.



QUAYLE & CO. SECURITIES

Report on Examination of Financial Statements
For the Years Ended December 31, 2004 and 2003

Leonard D. Smorch
Certified Public Accountant